June 10, 2009

Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:           Orion Marine Group, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the period ended March 31, 2009
Schedule 14A filed on April 13, 2009
File No. 1-33891

Dear Mr. Decker:

Orion Marine Group, Inc., (the “Company”) hereby responds to the comments received by facsimile on May 28, 2009 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  For your convenience and as requested, the Company’s responses are prefaced by the exact text of the Staff’s corresponding comment, which in each case is set forth in bold text.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

1.
The file number listed on the cover page is 333-145588.  Given the fling of the Form 8-A12B on December 19, 2007, it appears that the file number should actually be 1-33891. Please advise or revise accordingly.

Response:  The Company acknowledges that the appropriate file number for its filings under the Securities Exchange Act of 1934 is 1-33891 and will revise its future filings accordingly.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
Critical Accounting Policies, page 35
Goodwill, page 36

2.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill and intangible assets, please consider disclosing the following in future filings:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;
•
A qualitative and quantitative description of the material assumptions used when evaluating goodwill and intangible assets for impairment and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•	If applicable, how the assumptions and methodologies used for valuing goodwill and intangible assets in the current year have changed since the prior year highlighting the impact of any changes.

Response:  In future filings, the Company  will expand its critical accounting estimates disclosure with respect to its goodwill and intangible assets to include the basis for its reporting unit level, qualitative and quantitative descriptions of the material assumptions used to evaluate goodwill and intangible assets for impairment, and our basis for its current assumptions and methodologies.

Liquidity and Capital Resources, page 39

3.           Your credit facility agreement contains covenants that require you to maintain certain financial ratios, including net worth, fixed charge and leverage ratios, among other restrictions.  In future filings, please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements.  Please also disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date for any material covenants.  This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts.  Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary.  Please show us in your supplemental response what the revision, if any, will look like.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response:  In future filings, the Company, in accordance with the Staff’s comments, will expand disclosure of its required debt covenants to include the specific financial ratios required to be maintained under the Company’s credit agreement. By way of a supplemental response as of the date of this letter, the Company is providing the Staff with a revision, marked to show changes, of the relevant disclosure contained in its 2008 Annual Report on Form 10-K to demonstrate how it proposes to modify its disclosure concerning these matters in its future filings.  Please note that the Company does not propose including the actual ratios/amounts for each reporting date or the calculations thereof. As of December 31, 2008, and as of the date hereof, the Company is comfortably in compliance with such covenant ratios, and, accordingly, the Company does not believe that disclosure of the actual ratios/amounts (or calculations thereof) is or would be material to a reasonable investor.

Moreover, for substantially all of its history as a public reporting company, the Company has not relied, and does not currently rely, on debt financing to fund its operations or working capital needs. Accordingly, access to external financing for Company operations and working capital needs is not material, at this time, to the Company’s financial condition or results of operations. It is for these reasons as well that the Company does not believe that disclosure of the actual ratios/amounts (or calculations thereof) is or would be material to a reasonable investor

Nevertheless, the Company will consider the materiality of such information in connection with future disclosure for each of its periodic reports to the Commission, and, if and when such information becomes material, the Company will disclose it in its filings with the Commission.

Contractual Obligations, page 42

4.           In future filings, please revise your table of contractual obligations to include in a separate line item the estimated interest payments on your debt, instead of including them in the same line item as long-term debt obligations.  Please also disclose in a footnote to the table any assumptions you made to derive these amounts.

Response:  The Company will disclose estimated interest payments on its long-term debt obligations in a separate line item in future filings and will provide in such filings assumptions as to the derivation of those amounts.

Item 9A – Controls and Procedures, page 43

5.           We note that your annual report on Form 10-K omits the disclosure required by Item 307 (Disclosure Controls and Procedures) of Regulation S-K.  Please amend your annual report to correct this omission.  You may satisfy this request by filing an abbreviated amendment that consists of a cover page, an explanatory note, revised Item 9A disclosure and updated versions of the certifications required by Sections 302 (paragraphs 1,2,4, and 5 only) and 906 of the Sarbanes-Oxley Act of 2002.  We further note that your annual report does not contain any disclosure about changes in your internal control over financial reporting pursuant to Item 308(c) of Regulation S-K.  As you have disclosed the absence of such changes in prior filings, please confirm to us that there have been no changes in your internal control over financial reporting for purposes of Item 308(c) of Regulation S-K.

Response:  The Company has amended its Item 9A disclosure and has filed an amendment to its Annual Report on Form 10-K (the “Form 10-K/A”) via the EDGAR filing system today.  As referenced in the Form 10-K/A, the Company confirms that there have been no changes in its internal control over financial reporting for the fiscal quarter ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 15 – Exhibits and Financial Statement Schedules, page 46

6.           It appears that that audit report on the financial statement schedule listed in the index appearing under Item 15(2) is not signed.  Similarly, it appears that the consent filed as Exhibit 23.1 is also not signed.  Please file an amendment to correct these.

Response:  The Company has included in the Form 10-K/A the signatures of Grant Thornton LLP on the audit report on the financial statement schedule (Item 15(2)) and the consent filed as Exhibit 23.1. Please note that the signatures of Grant Thornton were on the audit report at the time the Company filed its 2008 Annual Report on Form 10-K and that Grant Thornton LLP’s signature did appear on Exhibit 23.1; it appears possible that the signatures were deleted in the conversion process to EDGAR.

Consolidated Financial Statements and Supplementary Data
Note 11 – Income Taxes, page F22

7.           It is not clear how you have met the disclosure requirements set forth in paragraph 21 of FIN 48, as illustrated in paragraph A33 of FIN 48.  Please advise or revise your disclosures in future filings accordingly.

Response:  As of December 31, 2007 and December 31, 2008, the Company did not have a liability for unrecognized tax benefits, and did not believe that its tax positions would change in any significant respect, due to the settlement thereof and expiration of statutes of limitations prior to December 31, 2009.  For these reasons, a tabular reconciliation was not possible.
Should events or circumstances change and the Company establishes a liability in accordance with FIN 48, the appropriate disclosures as set forth in paragraph 21 of FIN 48 will be made in future filings.

SCHEDULE 14A DEFINITIVE PROXY STATEMENT FILED ON APRIL 13, 2009

Executive Compensation, page 14
Compensation Discussion and Analysis, page 14
Components of Executive Compensation, page 15
Performance-Based Incentive Compensation, page 16

8.           With a view toward future disclosure, please provide us with a materially complete description and analysis of the individual goals applicable to each of your named executive officers, as well as the compensation committee’s assessment of how each officer performed with respect to those goals.  In this regard, we note your disclosure on page 17 that “certain individual goals were not met in full.”  Your description and analysis should identify both the goals that were not fully met and the officers who did not meet those goals.

Response: As the Company’s General Counsel discussed with the Staff by telephone on May 29, 2009, the Company respectfully requests an extension until June 30, 2009 to respond to this comment. The Company needs the additional time (i) in order to more fully assess whether such additional information may be material and whether, to the extent material, providing such additional information could cause competitive harm to the Company; and (ii) to closely examine Commission guidance to insure  our response is appropriate. Further, as noted in the aforementioned telephone conversation, to the extent the Staff in willing to do so, the Company would greatly appreciate the Staff providing any specific Commission guidance that would help insure that the Company’s response is indeed appropriate, and that the Company is correctly applying the confidential treatment standards.

9.           We note your disclosure on page 17 that the compensation committee “awarded a supplement to the bonus to certain individuals.”  With a view toward future disclosure, please provide us with a materially complete description and analysis of the compensation committee’s decision to award bonus supplements.  In doing so, please identify the named executive officers who received supplemental awards and quantify the amounts of the awards.  You should also address the impact, if any, that the unsatisfied individual goals had on the committee’s decision to award the supplements.

Response: As the Company’s General Counsel discussed with the Staff by telephone on May 29, 2009, the Company respectfully requests an extension until June 30, 2009 to respond to this comment. The Company needs the additional time (i) in order to more fully assess whether such additional information may be material and whether, to the extent material, providing such additional information could cause competitive harm to the Company; and (ii) to closely examine Commission guidance to insure our response is appropriate. Further, as noted in the aforementioned telephone conversation, to the extent the Staff in willing to do so, the Company would greatly appreciate the Staff providing any specific Commission guidance that would help insure that the Company’s response is indeed appropriate, and that the Company is correctly applying the confidential treatment standards.

Long-Term Incentive Compensation, page 18

10.           We note your disclosure on page 18 that “[t]he Compensation Committee will determine on an annual basis who will receive awards under the LTIP and the limitations on those awards.  The determination will be based on factors that normally apply to a company’s decision to grant awards, i.e., performance and industry conditions.”  With a view toward future disclosure, please provide us with a materially complete description and analysis of the compensation committee’s long-term incentive award determinations for 2008.  In doing so, please address how the committee determined the number of shares underlying the option awards received by each named executive officer in 2008.

Response: As the Company’s General Counsel discussed with the Staff by telephone on May 29, 2009, the Company respectfully requests an extension until June 30, 2009 to respond to this comment. The Company needs the additional time (i) in order to more fully assess whether such additional information may be material and whether, to the extent material, providing such additional information could cause competitive harm to the Company; and (ii) to closely examine Commission guidance to insure our response is appropriate. Further, as noted in the aforementioned telephone conversation, to the extent the Staff in willing to do so, the Company would greatly appreciate the Staff providing any specific Commission guidance that would help insure that the Company’s response is indeed appropriate, and that the Company is correctly applying the confidential treatment standards.

***

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our answers above appropriately respond to the Staff’s comments.  Please do not hesitate to contact me by telephone at (713) 852-6500 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Mark R. Stauffer
Mark R. Stauffer
Executive Vice President and Chief Financial Officer